
Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

July 14, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 13, 2026, The Nasdaq Stock Market LLC (the "Exchange") received from Texas Precious Metals Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Common units of Y'all Street Physical Silver ETF, a series of the Registrant

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

[signature: Eun Ah Choi]